UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4 )*

5E Advanced Materials, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

33830Q109

(CUSIP Number)

Mulyadi Tjandra

1 Kim Seng Promenade #10-01

East Tower, Great World City

Singapore 237994

+65 6737 3023

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 16, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33830Q109	13D	Page 1 of 9 pages

1	Names of Reporting Persons Meridian Investments Corporation
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 19,638,056
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 19,638,056

11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,638,056
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 22.2%
14	Type of Reporting Person CO

CUSIP No. 33830Q109	13D	Page 2 of 9 pages

1	Names of Reporting Persons Ascend Global Investment Fund SPC for and on behalf of Strategic SP
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 44,641,966
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 44,641,966

11	Aggregate Amount Beneficially Owned by Each Reporting Person 44,641,966
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 41.3%
14	Type of Reporting Person PN

CUSIP No. 33830Q109	13D	Page 3 of 9 pages

1	Names of Reporting Persons Ascend Capital Advisors (S) Pte. Ltd.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 44,641,966
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 44,641,966

11	Aggregate Amount Beneficially Owned by Each Reporting Person 44,641,966
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 41.3%
14	Type of Reporting Person CO

CUSIP No. 33830Q109	13D	Page 4 of 9 pages

1	Names of Reporting Persons Ascend Financial Holdings Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 44,641,966
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 44,641,966

11	Aggregate Amount Beneficially Owned by Each Reporting Person 44,641,966
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 41.3%
14	Type of Reporting Person CO

CUSIP No. 33830Q109	13D	Page 5 of 9 pages

1	Names of Reporting Persons Halim Susanto
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 44,641,966
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 44,641,966

11	Aggregate Amount Beneficially Owned by Each Reporting Person 44,641,966
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 41.3%
14	Type of Reporting Person IN

CUSIP No. 33830Q109	13D	Page 6 of 9 pages

Explanatory Note

This Amendment No. 4 to Schedule 13D amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on January 29, 2024 (as amended to date, the “Schedule 13D”), relating to the common stock, par value $0.01 per share (the “Common Stock”), of 5E Advanced Materials, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

On September 16, 2024, Ascend Global and Meridian each purchased $1.5 million of the September 2024 Notes (as defined below) from the Issuer. Ascend Global and Meridian obtained the funds to purchase the September 2024 Notes through capital contributions from their partners and shareholders, respectively, including the other Reporting Persons.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented with the following:

September 2024 Notes Purchase

On September 16, 2024, and as contemplated by the previously disclosed Debt Commitment Letter, the Issuer entered into a third amendment (“Amendment No. 3”) to its Amended and Restated Note Purchase Agreement, dated as of January 18, 2024, by and among the Issuer, BEP, Ascend Global, Meridian and Alter Domus (US) LLC, as collateral agent, related to the Issuer’s 4.50% senior secured convertible promissory notes.

Pursuant to Amendment No. 3, on September 16, 2024, the Issuer (i) issued and sold $6.0 million aggregate principal amount of convertible notes (the “September 2024 Notes” and, collectively with the Existing Notes, the “Notes”) to BEP, Ascend Global and Meridian (collectively, the “Purchasers”), comprised of $3.0 million of September 2024 Notes to BEP and $1.5 million of September 2024 Notes to each of Ascend Global and Meridian and (ii) amended and restated the Note Purchase Agreement in the form attached as Annex A to Amendment No. 3 (the “Amended and Restated Note Purchase Agreement”).

The September 2024 Notes, which were issued in substantially the same form as the Existing Notes, bear interest at a rate of 4.50% per annum, payable semi-annually beginning on February 15, 2025, or 10.00% per annum if the Issuer elects to pay such interest in kind through the delivery of additional Notes, and are initially convertible into an aggregate of 6,400,001 shares of the Issuer’s Common Stock, at a conversion rate of 1066.6667 shares of Common Stock per $1,000 principal amount of Notes (the “Conversion Rate”), representing a conversion price of $0.9375 per share.

The Conversion Rate for the September 2024 Notes is subject to adjustment in accordance with the terms of the Amended and Restated Note Purchase Agreement, including in connection with certain change of control transactions or other events specified in the Amended and Restated Note Purchase Agreement

CUSIP No. 33830Q109	13D	Page 7 of 9 pages

Third Amended and Restated Investor and Registration Rights Agreement

In connection with the issuance and sale of the September 2024 Notes and pursuant to Amendment No. 3, the Issuer entered into the Third Amended and Restated Investor and Registration Rights Agreement (the “Third Amended and Restated IRRA”) by and among the Issuer, BEP, Ascend Global and Meridian. Pursuant to the Third Amended and Restated IRRA, the Issuer granted the Purchasers registration rights for the shares of Common Stock underlying the September 2024 Notes, which are substantially similar to those granted under the Amended and Restated IRRA with respect to the shares of Common Stock underlying the Existing Notes.

The Third Amended and Restated IRRA continues to provide the parties thereto with substantially the same director nomination rights set forth in the Amended and Restated IRRA, whereby each of BEP and Ascend Global (or such person as may be nominated by Ascend Global) has the right, so long as such party beneficially owns (i) at least twenty-five percent (25%) of the outstanding principal amount of the Notes or (ii) at least ten percent (10%) of the outstanding shares of Common Stock, to designate one (1) individual to the Issuer’s board of directors.

The foregoing descriptions of Amendment No. 3 and the Third Amended and Restated IRRA do not purport to be complete and are qualified in their entirety by the full text of the agreement, which are each included as an exhibit to this Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5(a) – (b) of the Schedule 13D is hereby amended and supplemented with the following:

(a) – (b)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of the date hereof, based upon 68,826,797 shares of Common Stock outstanding as of September 6, 2024, as disclosed in the Issuer’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on September 9, 2024.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Meridian Investments Corporation	19,638,056	22.2%	0	19,638,056	0	19,638,056
Ascend Global Investment Fund SPC for and on behalf of Strategic SP	44,641,966	41.3%	0	41,641,966	0	41,641,966
Ascend Capital Advisors (S) Pte. Ltd.	41,641,966	41.3%	0	41,641,966	0	41,641,966
Ascend Financial Holdings Limited	41,641,966	41.3%	0	41,641,966	0	41,641,966
Halim Susanto	41,641,966	41.3%	0	41,641,966	0	41,641,966

CUSIP No. 33830Q109	13D	Page 8 of 9 pages

Meridian is the record holder of Convertible Notes that are currently convertible into 19,638,056 shares of Common Stock issuable upon conversion of the outstanding principal of, and paid-in-kind interest accrued on, the Convertible Notes, assuming all interest is paid in-kind until the maturity date. In addition, Ascend Global is the record holder of 5,365,854 shares of Common Stock and Convertible Notes that are currently convertible into 19,638,056 shares of Common Stock issuable upon conversion of the outstanding principal of, and paid-in-kind interest accrued on, the Convertible Notes, assuming all interest is paid in-kind until the maturity date. Ascend Global is the sole shareholder of Meridian, and as a result may be deemed to share beneficial ownership of the securities held of record by Meridian.

Ascend Financial is the sole shareholder of Ascend Capital, which is the sole partner of Ascend Global. As a result, each of the foregoing entities may be deemed to share beneficial ownership of the securities beneficially owned by Ascend Global. By virtue of his control of Ascend Financial, Mr. Susanto may also be deemed to share beneficial ownership of the securities beneficially owned by Ascend Global under Section 13(d) of the Securities Exchange Act of 1934 (as amended) and the rules promulgated by the U.S. Securities and Exchange Commission thereunder. Mr. Susanto disclaims beneficial ownership of the securities beneficially owned by Ascend Global.

(c) Except as described in Items 3 and 4, during the past 60 days, the Reporting Persons have not effected any transactions in the Common Stock.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented with the following:

Item 4 above summarizes certain provisions of Amendment No. 3 and the Third Amended and Restated IRRA and is incorporated herein by reference. A copy of each agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented with the following:

Exhibit Number	Description
7	Amendment No. 3 to the Amended and Restated Note Purchase Agreement, dated September 16, 2024 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on September 16, 2024).

8	Third Amended and Restated Investor and Registration Rights Agreement, dated September 16, 2024 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on September 16, 2024).

CUSIP No. 33830Q109	13D	Page 9 of 9 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 18, 2024

Meridian Investments Corporation

By:	/s/ Mulyadi Tjandra
Name:	Mulyadi Tjandra
Title:	Director

Ascend Global Investment Fund SPC for and on behalf of Strategic SP

By:	/s/ Mulyadi Tjandra
Name:	Mulyadi Tjandra
Title:	Director

Ascend Capital Advisors (S) Pte. Ltd.

By:	/s/ Mulyadi Tjandra
Name:	Mulyadi Tjandra
Title:	Director

Ascend Financial Holdings Limited

By: KEY TIME VENTURES LIMITED, Director

By:	/s/ Lau Kar Yee
Name:	Lau Kar Yee
Title:	Authorized Signatory of Key Time Ventures Limited

/s/ Halim Susanto
Halim Susanto